SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 333-114564

NOTIFICATION OF LATE FILING

☒ Form 10-K  ☐ Form 11-K  ☐ Form 20-F  ☐ Form 10-Q    ☐ Form N-SAR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K  ☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F   ☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ___________________

PART I
REGISTRANT INFORMATION

Full name of registrant	China Carbon Graphite Group, Inc.
Former name if applicable
Address of principal executive office	c/o Xinghe Xingyong Carbon Co., Ltd.
City, state and zip code	787 Xicheng Wai, Chengguantown
Xinghe County, Inner Mongolia, China

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒
(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-KSB for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-KSB impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such report no later than fifteen days after its original prescribed due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Donghai Yu	(86)	474-7209723
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes     ☒ No

Current Report on Form 8-K filed on December 31, 2007.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. The Form 10-KSB for the prior year covered the operations of Achievers Magazine, Inc., which was a so-called blank shell corporation. The Form 10-KSB for the year ended December 31, 2007 will reflect the operations of Xinghe Xingyong Carbon Co., Ltd. (“Xinghe Carbon”) and its subsidiary and affiliated companies for the years ended December 31, 2007 and 2006. The balance sheet of Xinghe Carbon at December 31, 2006 and the statements of operations, stockholders’ equity and cash flows for the two years in the period ended December 31, 2006 were filed in our Form 8-K on December 28, 2007.

China Carbon Graphite Group, Inc.
Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2008

By:	/s/ Donghai Yu
Name: Donghai Yu Title: Chief Financial Officer